Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 6, 2006, AudioCodes Ltd. and its subsidiaries (together the “Company” or “AudioCodes”), acquired all the outstanding shares of Nuera Communications, Inc. (“Nuera”) for a purchase price consisting of $83.2 million in cash, plus transaction costs of $2.2 million. AudioCodes is also required to make an additional earn out payment of up to $5 million if Nuera achieves certain revenue milestones and additional terms during the first 12 months after consummation of the transaction.

Nuera designs, manufactures and sells packet voice gateways to communication service providers and OEM’s worldwide. These products can be transmitted over cable, wireless, copper and fiber networks. Nuera’s Open Reliable Communications Architecture, or ORCA, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks. Nuera operates through it wholly-owned subsidiaries in the United States, United Kingdom and Singapore.

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of all of the outstanding shares of Nuera by AudioCodes under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2006 gives effect to the acquisition of Nuera as if it had occurred on such date and has been derived from AudioCodes’ unaudited consolidated balance sheet as of June 30, 2006 and Nuera’s unaudited consolidated balance sheet as of June 30, 2006. This pro forma combined balance sheet reflects the allocation of the purchase price to the Nuera assets acquired based on their estimated fair values at the date of acquisition. The excess of the consideration paid by AudioCodes in the acquisition over the fair value of Nuera’s identifiable assets and liabilities has been recorded as goodwill.

The following unaudited pro forma condensed combined statements of income combine the historical statements of income of AudioCodes and Nuera for the periods set forth below. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2005 and six months ended June 30, 2006, give effect to the acquisition as if it had occurred on January 1, 2005. The unaudited condensed combined statement of income for the year ended December 31, 2005 has been derived from AudioCodes audited consolidated statement of income for the year ended December 31, 2005 and Nuera’s unaudited consolidated statement of income for the year ended December 31, 2005. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2006 has been derived from AudioCodes’ unaudited consolidated statement of income for the six months ended June 30, 2006 and Nuera’s unaudited consolidated statement of income for the six months ended June 30, 2006.

The pro forma adjustments are based on available financial information and certain estimates and assumptions that AudioCodes believes are reasonable and are set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of each of AudioCodes and Nuera.

The pro forma adjustments and allocation of the purchase price are preliminary and based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of Nuera that exist as of the date of the completion of the transaction. Any final adjustments may materially change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the unaudited pro forma condensed combined financial data. Additionally, the acquisition agreement provides for a contingent payment based on achieving certain revenue milestones and additional terms during the first twelve months after consummation of the transaction. The contingent payment, if earned, will be accounted for as additional purchase price and classified as goodwill. The following pro forma financial statements do not include any adjustment for this contingent payment.

AudioCodes Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Income
For the six months ended June 30, 2006
(U.S. dollars in thousands, except per share data)

	AudioCodes	Nuera	Adjustments		Note	Pro forma

Revenues	$64,629	$7,207	$			$71,836
Cost of revenues	26,257	3,250		570	(3a)	30,077

Gross profit	38,372	3,957		(570)		41,759
Operating expenses:
Research and development, net	14,544	4,015				18,559
Selling and marketing	16,180	2,559		439	(3a)	19,178
General and administrative	3,698	3,595				7,293

Total operating expenses	34,422	10,169		439		45,030

Operating income (loss)	3,950	(6,212)		(1,009)		(3,271)
Financial income (expenses) and others, net	2,352	(517)		(1,936)	(3b)	(101)
Equity in losses of affiliated companies	386	-				386

Income (loss) before taxes on income	5,916	(6,729)		(2,945)		(3,758)
Taxes on income, net	(386)	(16)		353	(3c)	(49)

Net income (loss)	$5,530	$(6,745)		$(2,592)		$(3,807)

Basic net earnings (loss) per share	$0.13					$(0.09)

Diluted net earnings (loss) per share	$0.13					$(0.09)

Weighted average number of shares used in
computing basic net earnings (loss) per share
(in thousands)	41,401					41,401

Weighted average number of shares used in
computing diluted net earnings (loss) per
share (in thousands)	44,089					44,089

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

AudioCodes Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Statements of Income
For the year ended December 31, 2005
(U.S. dollars in thousands, except per share data)

	AudioCodes	Nuera	Adjustments		Note	Pro forma

Revenues	$115,827	$16,661	$			$132,488
Cost of revenues	46,993	5,184		1,889	(3a)	54,066

Gross profit	68,834	11,477		(1,889)		78,422
Operating expenses:
Research and development, net	24,415	7,219				31,634
Selling and marketing	25,944	4,617		878	(3a)	31,439
General and administrative	6,004	1,093				7,097

Total operating expenses	56,363	12,929		878		70,170

Operating income (loss)	12,471	(1,452)		(2,767)		8,252
Financial income, net	2,457	165		(2,620)	(3b)	2
Equity in losses of affiliated companies	693	-				693

Income (loss) before taxes on income	14,235	(1,287)		(5,387)		7,561
Taxes on income, net	(799)	118		969	(3c)	288

Net income (loss)	$13,436	$(1,169)		$(4,418)		$7,849

Basic net earnings per share	$0.33					$0.19

Diluted net earnings per share	$0.31					$0.18

Weighted average number of shares used in
computing basic net earnings per share (in
thousands)	40,296					40,296

Weighted average number of shares used in
computing diluted net earnings per share (in
thousands)	43,086					43,086

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

AudioCodes Ltd. and its subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2006
(U.S. dollars in thousands)

	AudioCodes	Nuera	Adjustments		Note	Pro forma

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$108,513	$2,275		$(83,182)	(2a)	$27,606
Short-term bank deposits and structured notes	56,850	208				57,058
Short-term marketable securities and accrued
interest	25,563	-				25,563
Trade receivables, net	19,954	2,948				22,902
Other receivables and prepaid expenses	6,108	316				6,424
Inventories	13,377	1,088				14,465

Total current assets	230,365	6,835		(83,182)		154,018

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	9,960	-				9,960
Long-term marketable securities	31,968	-				31,968
Investment in companies	3,191	-				3,191
Deferred tax assets	4,654	-				4,654
Severance pay funds	6,249	-				6,249

Total long-term investments	56,022	-				56,022

PROPERTY AND EQUIPMENT, NET	6,198	672				6,870

INTANGIBLE ASSETS, DEFERRED CHARGES
AND OTHER, NET	2,839	-		17,662	(2b)	20,501

GOODWILL	17,496	-		70,651	(2c)	88,147

Total assets	$312,920	$7,507		$5,131		$325,558

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$8,799	$1,428	$			$10,227
Other payables and accrued expenses	19,234	7,552		1,482	(2a)	28,268

Total current liabilities	28,033	8,980		1,482		38,495

ACCRUED SEVERANCE PAY	6,801	-				6,801

DEFERRED TAX LIABILITIES, NET	-	-		1,411	(2e)	1,411

SENIOR CONVERTIBLE NOTES	120,925	-				120,925

Total shareholders' equity (deficiency)	157,161	(1,473)		2,238	(2d)	157,926

Total liabilities and shareholders' equity	$312,920	$7,507		$5,131		$325,558

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Note 1:

The unaudited pro forma condensed combined financial statements reflect the acquisition of all the outstanding shares of Nuera. The total purchase price consisted of $83.2 million in cash, plus transaction costs of $2.2 million, plus an earn out arrangement under which AudioCodes has agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones and additional terms during the first 12 months after consummation of the transaction. The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date the acquisition was completed.

The purchase consideration was estimated as follows:

Cash consideration	$83,182
Estimated transaction expenses	2,247

Total consideration	$85,429

Based upon a preliminary valuation of tangible and intangible assets acquired, AudioCodes has allocated the total cost of the acquisition to Nuera’s assets as follows:

June 30, 2006 (U.S. in thousands)

Cash, cash equivalents, receivables and inventories	$6,835
Property and equipment, net	672
Existing technology	5,367
Customer relationships	7,905
Trade name	3,443
Backlog	750
Existing contracts for maintenance	197
Goodwill	70,651
Net tangible liabilities	(8,980)
Long-term deferred tax, net	(1,411)

Total consideration	$85,429

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill arising from acquisitions is not amortized. In lieu of amortization, AudioCodes is required to perform an annual and interim impairment review. If AudioCodes determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. AudioCodes will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

NOTE 2: –

The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on June 30, 2006 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of Nuera’s equity account.

Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

(a)	Cash consideration paid for Nuera and related transaction costs.
(b)	Valuation of Nuera’s intangible assets allocated to existing technology, customer relationship, trade name, backlog and existing contracts for maintenance.
(c)	Valuation of Nuera’s intangible assets allocated to goodwill.
(d)	Elimination of all components of Nuera’s shareholder equity.
(e)	Deferred income tax liabilities of $6.2 million provided in respect of identifiable intangible assets, net of deferred income tax assets in the amount of $4.8 million.

NOTE 3: –

The pro forma condensed combined statements of income for the six months ended June 30, 2006 and for the year ended December 31, 2005, include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2005.

(a)	Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of Nuera. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 1-9 years.
(b)	Elimination of interest income on AudioCodes cash and cash equivalents used for cash consideration and payment of related expenses in the acquisition.
(c)	Utilization of deferred tax liabilities related to amortization of intangible assets acquired.

NOTE 4: –

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Years

Existing Technology	5
Customer relationship	9
Trade name	Indefinite
Backlog	1
Existing contracts for maintenance	3